Exhibit 99.1
Agenda 1
Resolution of the Board of Directors Regarding the Annual General Meeting of Shareholders

1.	Resolution Date: January 10, 2008
2.	Proposed General Meeting Date: 9:00 (AM), February 22, 2008
3.	Proposed General Meeting Place:	POSCO Center, Art Hall 892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)
Agenda 2
Resolution of the Board of Directors Regarding the Dividend Payment

Year-End Cash Dividends per Share	7,500
Dividend Payout Ratio (%)	1.32
Record Date	December 31 , 2007
Proposed Dividend Payment Date	March 04 , 2008
Total Annual Dividend(KRW)	566,551,507,500
Annual Dividend per Share(KRW)	10,000
— Year-End Dividend(KRW)	7,500
— Interim Dividend(KRW)	2,500

*	1 week average stock price prior to 2days before the record date(KRW567,750) is used for the calculation of Dividend Payout Ratio.